UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARCHON CORPORATION

(Name of Issuer)

EXCHANGEABLE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

03957P 20 0

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957P 20 0	13D/A	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0—
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER —0—
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 03957P 20 0	13D/A	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0—
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER —0—
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 03957P 20 0	13D/A	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0—
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER —0—
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 03957P 20 0	13D/A	Page 5 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Securities Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0—
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER —0—
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO–British Virgin Island company

CUSIP No. 03957P 20 0	13D/A	Page 6 of 9 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on August 29, 2007 (the “Schedule 13D”), with respect to shares of Exchange Redeemable Preferred Stock, par value $0.01 per share (the “Shares”), of Archon Corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 03957P 20 0	13D/A	Page 7 of 9 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $0.00. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

On August 21, 2007, Mercury Real Estate Securities Fund, LP and Mercury Real Estate Securities Offshore Fund, Ltd., together with D.E. Shaw Laminar Portfolios, LLC, LC Capital Master Fund, Ltd., LC Capital/Capital Z SPV, LP, Magten Asset Management Corp., Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd. and Plainfield Special Situations Master Fund Limited (together, with the Funds, the “Plaintiffs”) (each of which, as of the date hereof, is a holder of Shares of the Issuer) determined to retain legal counsel in order to challenge the Issuer’s proposed redemption of all of the outstanding shares of the Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), as of the close of business on August 31, 2007 at a redemption price of $5.241 per share, such proposed redemption more fully described in the Issuer’s Notice of Redemption and related Letter of Transmittal, dated July 31, 2007 (the “Redemption Notice”), filed as an exhibit to the Issuer’s Current Report on 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2007 (the “Issuer 8-K”). Following August 21, 2007, the Plaintiffs engaged legal counsel.

On August 27, 2007, the Plaintiffs filed a complaint (the “Complaint”) in the United States District Court for the District of Nevada (the “Court”) against the Issuer: (a) seeking a finding by the Court that the Issuer has breached its obligations under the Issuer’s Certificate of Designation of the Preferred Stock, dated September 30, 1993 (the “Certificate”), attached as an exhibit to the Issuer 8-K, and awarding the Plaintiffs full compensation of any and all available damages suffered by the Plaintiffs as a result of the Issuer’s breach of the Certificate; (b) seeking a finding by the Court that the Issuer’s issuance of the Redemption Notice with the improper redemption price is an anticipatory breach of a material term of the Certificate and awarding the Plaintiffs full compensation of any and all available damages suffered as a result of the Issuer’s anticipatory breach of the Certificate; (c) seeking a declaration by the Court that if the Issuer elects to redeem the Preferred Stock, the dividends shall be properly calculated and compounded per the terms of the Certificate in an amount no less than $7,235,351 up through and including the date of final judgment; (d) seeking an order from the Court requiring the Issuer to reimburse the Plaintiffs’ attorneys’ fees, expenses, and costs incurred in enforcing the Plaintiffs’ rights; and (e) seeking such other and further relief as the Court may deem appropriate.

The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint attached hereto as Exhibit C and incorporated by reference in its entirety into this Item 4.

On August 31, 2007, counsel to the Plaintiffs sent a letter to the Issuer (“Non-waiver Letter”) indicating, among other things, that receipt of payment with respect to the shares of Preferred Stock by any of the Plaintiffs shall not constitute a waiver of any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of the Plaintiffs reserve all its rights.

The foregoing summary of the Non-waiver Letter does not purport to be complete and is qualified in its entirety by reference to the letter attached hereto as Exhibit D and incorporated by reference in its entirety into this Item 4.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Real Estate Securities Fund LP and MRESOF owned beneficially 0 and 0 Shares, respectively, representing approximately 0% and 0%, respectively, of the shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the 4,413,777 shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the 4,413,777 shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the 4,413,777 shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, MRESOF may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the 4,413,777 shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share, of the Issuer outstanding as reported in publicly available information.

Each of the Reporting Persons hereby disclaims beneficial ownership of any of the Shares of the Issuer that may be beneficially owned by the Non-Mercury Plaintiffs and their respective affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates has an obligation to file this Schedule 13D or is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit B attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 03957P 20 0	13D/A	Page 8 of 9 pages

(e) On August 31, 2007, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Joint Filing Agreement*

Exhibit B	Schedule of Transactions in Shares of the Issuer

Exhibit C	Complaint filed with the United States District Court, District of Nevada*

Exhibit D	Letter of Boies, Schiller & Flexner LLP dated August 31, 2007

*	Filed with the Schedule 13D on August 29, 2007.

CUSIP No. 03957P 20 0	13D/A	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: September 6, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

MERCURY REAL ESTATE SECURITIES OFFSHORE FUND, LTD.

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Director
Name/Title

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement*

Exhibit B	Schedule of Transactions in Shares of the Issuer

Exhibit C	Complaint filed with the United States District Court, District of Nevada*

Exhibit D	Letter of Boies, Schiller & Flexner LLP dated August 31, 2007

*	Filed with the Schedule 13D on August 29, 2007.

Exhibit B

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Real Estate Securities LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/21/2007	1,174	7.59
08/31/2007	(130,989)	5.24

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/21/2007	3,826	7.59
07/16/2007	(1,140)	6.64
07/17/2007	(22,860)	6.59
07/19/2007	(2,200)	6.52
08/31/2007	(288,479)	5.24

(1)	All purchases/sales were effected through open market or privately negotiated transactions other than the transactions that occurred on August 31, 2007, which reflect the Issuer’s redemption of the Preferred Stock.
(2)	Inclusive of brokerage commissions, if any.

Exhibit D

[LOGO APPEARS HERE]

5301 WISCONSIN AVENUE, N.W. • WASHINGTON, D.C. 20015-2015 • PH. 202.237.2727 • FAX 202.237.6131

August 31, 2007

VIA REGISTERED MAIL

Archon Corporation

4336 Losee Road, Suite 5

North Las Vegas, Nevada 89030

Attention: John M. Garner, Secretary

Re:	Archon Corporation, Letter of Transmittal

Dear Mr. Garner:

We write this letter on behalf of our clients D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.; LC CAPITAL MASTER FUND, LTD; LC CAPITAL / CAPITAL Z SPV, LP; MAGTEN ASSET MANAGEMENT CORP; MERCURY REAL ESTATE SECURITIES FUND LP; MERCURY REAL ESTATE SECURITIES OFFSHORE FUND LIMITED; BLACK HORSE CAPITAL LP; BLACK HORSE CAPITAL (QP) LP; BLACK HORSE CAPITAL OFFSHORE LTD; and PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED.

As of the date of this letter, our clients collectively hold 2,097,811 shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the “Exchangeable Preferred Stock”), of Archon Corporation, a Nevada corporation (the “Company”). Our clients are in receipt of that certain Notice of Redemption (the “Redemption”) of the Exchangeable Preferred Stock dated as of July 31, 2007 (the “Notice”), and delivered on behalf of the Company by Paul W. Lowden of the Company, together with the related Letter of Transmittal (the “Letter”) for the redemption of the Exchangeable Preferred Stock. Letters have been submitted by, or on behalf of, each of our clients in respect of their respective shares of Exchangeable Preferred Stock on or about the date hereof.

It is our clients’ position that the Redemption will violate law because, among other things, the Company has miscalculated the Redemption Price (as defined in the Notice). We have filed a complaint on behalf of our clients against the Company in the United States Court for the District of Nevada so alleging. Specifically, the Company’s calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Exchangeable Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock (the “Certificate”), as filed with the Secretary of State of the State of Nevada on September 30, 1993. As a result, the Redemption Price per share of Exchangeable Preferred Stock is significantly greater than that calculated by the Company and noted in the Letter.

None of the delivery of this letter, the submission of a Letter along with the share certificates for the Exchangeable Preferred Stock or the receipt of payment by any of our clients of the incorrect

WWW.BSFLLP.COM

[LOGO APPEARS HERE]

Redemption Price is intended to, nor does it, waive any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of our clients reserve all of its rights.

Sincerely,

BOIES, SCHILLER & FLEXNER LLP

/s/ Jonathan Sherman

By: Jonathan Sherman, Partner

2